UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 1-14648

(Check One): ☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

                                                          EDP—Energias de Portugal, S.A.

Full Name of Registrant:

Former Name if Applicable:

                                                             Praça Marquês de Pombal, 12

Address of Principal Executive Office (Street and Number)

                                                                  1250-162 Lisbon, Portugal

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Annual Report on Form 20-F of EDP—Energias de Portugal, S.A. (“EDP”) for the fiscal year ended December 31, 2004 (the “Form 20-F”) could not be filed within the prescribed time period without unreasonable effort or expense for the following reason:

In following its clearly defined guidelines in order to reinforce internal corporate governance policies regarding independent professional relationships with external auditors, subsequent to a proposal evaluation process that included a proposal from the audit firm that served EDP in the previous period, PricewaterhouseCoopers – Auditores e Consultadores, Lda., EDP entered into an external audit services contract with KPMG & Associados, SROC, S.A. (“KPMG”), in October 2004. KPMG, as EDP’s new external auditors, are conducting extensive due diligence in order to become familiar with EDP and its financial statements. KPMG’s due diligence involves, among other things, a number of information requests by KPMG. In some cases it is taking EDP longer than expected to respond to KPMG’s requests. As a result of the change in external auditors, and related due diligence by KPMG, the financial statements are taking longer to prepare than would otherwise be expected and will not be finalized in time for EDP to meet its regular filing deadline for its annual report for 2004 on Form 20-F.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Pedro Pires (Name)	011-351-21 (Area Code)	720 2834 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                     EDP-Energias de Portugal, S.A.

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	July 1, 2005	/s/ Rui Miguel Horta e Costa
Rui Miguel Horta e Costa
Chief Financial Officer

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